UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Amendment No. 1 to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LLOYDS BANKING GROUP PLC

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Lloyds Banking Group plc 7.625% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities Callable 2023 (ISIN XS1043552188 and Common Code 104355218)

(Title and CUSIP No. of Class of Securities)

 Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom
011-44-207-626-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

 Kelvina Smith
Chief Legal Officer

Lloyds Securities Inc.

and

Deputy Chief Legal Officer, North America

Lloyds Bank Corporate Markets plc

1095 Avenue of the Americas

New York, NY 10036

212-930-5047

(Name, Address and Telephone Number of Agent for Service)

Copies to:

Connie Milonakis Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR United Kingdom Tel. No.: +44-20-7418-1327	Diana Billik Allen & Overy LLP 52 avenue Hoche CS 90005 75379 Paris Cedex 08, France Tel. No.: +33 (0)1 40 06 5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the tender offer statement on Schedule TO filed on September 12, 2022 (the “Original Schedule TO” and together with this Amendment No. 1, the “Schedule TO”) filed pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with an offer (the “Offer”) by Lloyds Banking Group plc (the “Offeror” or“LBG”) to purchase for cash, on the terms and conditions described in the offer to purchase dated September 12, 2022 (the “Offer to Purchase”), any and all of the outstanding 7.625% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities Callable 2023 issued by the Offeror (the “Securities”).

Capitalized terms used herein and not otherwise defined have the respective meanings assigned to such terms in the Original Schedule TO and the Offer to Purchase, as applicable.

Item 11. Additional Information

On October 11, 2022, LBG issued a press release announcing the final results of the Offer, which expired at 11:59 p.m., New York City time, on October 7, 2022. Based on information provided by the Tender Agent, £924,331,000 in aggregate principal amount of the Securities were validly tendered and not validly withdrawn prior to the Expiration Deadline. The Offeror has accepted all Securities that were validly tendered and not validly withdrawn prior to the Expiration Deadline. The Settlement Date is expected to be October 13, 2022. A copy of the press release is filed as exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Number	Description
(a)(5)(ii)	Press release, dated October 11, 2022.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2022

LLOYDS BANKING GROUP PLC

By:	/s/ Claire-Elizabeth Padley
	Name:	Claire-Elizabeth Padley
	Title:	Non Bank Entities Treasurer & Head of Capital and Recovery and Resolution

EXHIBIT INDEX

Number	Description
(a)(1)*	Offer to Purchase, dated September 12, 2022.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release, dated September 12, 2022.
(a)(5)(ii)	Press release, dated October 11, 2022.
(b)	Not applicable.
(d)(1)*	Trust Deed dated April 1, 2014 between LBG and BNY Mellon Corporate Trustee Services Limited
(d)(2)*	Supplemental Trust Deed dated December 7, 2020 between LBG and BNY Mellon Corporate Trustee Services Limited
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.